UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                           FORM 11-K


    X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
                         EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2001

                                  OR

   ___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                         EXCHANGE ACT OF 1934

            For the transition period from   N/A   to   N/A


                 COMMISSION FILE NUMBER 1-5046


                       CNF INC. EWW SAVINGS PLAN

                            CNF INC.
             Incorporated in the State of Delaware
         I.R.S. Employer Identification No. 94-1444798
       3240 Hillview Avenue, Palo Alto, California  94304
                Telephone Number (650) 494-2900


                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              CNF Inc. Thrift and Stock Plan


June 28, 2002
                                   /s/  Mark C. Thickpenny
                                   Mark C. Thickpenny
                                   Vice President and Treasurer





The report of Arthur Andersen LLP covering the 2000 financial statements is a copy of a report previously issued by Andersen on June 22, 2001. We have not been able to obtain a re-issued report from Andersen. Andersen has not consented in this Annual Report on Form 11-K to the incorporation by reference of its report into the registration statement (No. 333-48733, 333-56667, 333-92399, 333-36180, 333-54558). Because Andersen has not
consented in this filing to the incorporation by reference of its report into the aforementioned registration statement, it may be more difficult for you to seek remedies against Andersen and your ability to seek relief against Andersen may be impaired.









     CNF INC. EWW SAVINGS PLAN

     FINANCIAL STATEMENTS AND SCHEDULE
     AS OF DECEMBER 31, 2001 AND 2000
     AND FOR THE YEAR ENDED DECEMBER 31, 2001
     TOGETHER WITH AUDITORS' REPORT




                     Independent Auditors' Report





To the Compensation Committee of the
   CNF Inc. Board of Directors:

We have audited the accompanying statement of net assets available for plan benefits of the CNF Inc. EWW Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our  audit was performed for the purpose of forming an opinion on  the
basic  financial  statements  taken  as  a  whole.   The  supplemental
schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's managment. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic finanical statements taken as a whole.


                                                  /s/KPMG LLP
                                                  -----------------
                                                  KPMG LLP



Portland, Oregon,
June 24, 2002




THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Compensation Committee of the
CNF Inc. Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits of the EWW Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2000 and 1999, and the changes in its financial status for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP

Portland, Oregon,
  June 22, 2001


                       CNF INC. EWW SAVINGS PLAN
                      DECEMBER 31, 2001 AND 2000




              INDEX TO FINANCIAL STATEMENTS AND SCHEDULE


                                                                  Page

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits as of
    December 31, 2001 and 2000                                     1

  Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 2001                           2


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE                         3


SUPPLEMENTAL SCHEDULE:

  Schedule I:  Schedule H, Part IV, Line 4i - Schedule of
    Assets Held at End of Year as of December 31, 2001             6

                       CNF INC. EWW SAVINGS PLAN
         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          AS OF DECEMBER 31,

                                                   2001        2000
ASSETS:
  Investments, at fair value-

  Participant Directed
     Shares in registered investment companies:
       T. Rowe Price-
         Growth Stock Fund                       $5,864,629   1,360,484
         New Income Fund                                -       226,825
         Equity Income Fund                       3,252,920     784,711
         Science and Technology Fund              6,063,702   1,238,562
         International Stock Fund                 1,430,664     239,670
         Small-Cap Stock Fund                       514,257      35,063
         PIMCO Total Return Fund                    727,856         -
                                                 17,854,028   3,885,315

     Common trust funds:
         Morgan Stanley Institutional Fund
           Trust Mid Cap Growth Portfolio            17,487         -
         Equity Index Trust Fund                  1,297,696      87,307
         Bond Index Trust Fund                      141,499       3,449
         U.S. Treasury Money Market Trust         4,311,262   1,553,835
         Retirement Strategy Trust - Balanced 1,176,012 385,772 Retirement Strategy Trust -
           Conservative Growth                          -        16,570
         Retirement Strategy Trust - Income Plus        -         1,693
                                                  6,943,956   2,048,626

    CNF Unrestricted Common Stock Fund            1,178,447      86,204

    Participant loans                             1,463,142     197,566

    Participant contributions receivable             19,958         -

    Due from CNF Inc. Thrift and Stock Plan
      for net assets to be transferred, at
      fair market value (Note 1)                        -    26,510,152

                Total Participant Directed       27,459,531  32,727,863

  Non-Participant Directed
     Restricted CNF Common Stock Fund
        Restricted CNF Common Stock               1,217,867         -
        Due from CNF Inc. Thrift and Stock Plan
          for net assets to be transferred,
          at fair market value (Note 1)                 -     1,954,825
                                                  1,217,867   1,954,825

     CNF Preferred Stock Fund
        CNF Preferred Stock                       2,062,085         -
        Due from CNF Inc. Thrift and Stock Plan
          for net assets to be transferred,
          at fair market value (Note 1)                 -     2,250,395
        Cash                                         16,843         -
                                                  2,078,928   2,250,395


NET ASSETS AVAILABLE FOR PLAN BENEFITS          $30,756,326 $36,933,083


            See accompanying notes to financial statements.


                       CNF INC. EWW SAVINGS PLAN
    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 FOR THE YEAR ENDED DECEMBER 31, 2001


                                Participant         Non - Participant
                                 Directed                Directed                Total

                                                Restricted        CNF
                                                CNF Common     Preferred
                                                Stock Fund     Stock Fund

ADDITIONS/(DEDUCTIONS):
  Participant contributions     $ 3,526,175    $       -      $       -      $ 3,526,175
  Employer contributions            336,852            -              -          336,852
  Interest income                   237,133         12,361         68,828        318,322
  Transfers in from other plans   1,729,765            -              -        1,729,765

  Net appreciation (depreciation)
    in fair value of
    investments (Note 3)         (6,945,390)      (542,147)        33,925     (7,453,612)
  Distributions to participants  (4,179,866)      (454,393)           -       (4,634,259)


    Total additions (deductions) (5,295,331)      (984,179)       102,753     (6,176,757)

INTERFUND TRANSFERS, net             26,999        247,221       (274,220)           -


      Net decrease               (5,268,332)      (736,958)      (171,467)    (6,176,757)


NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, December 31, 2000    32,727,863      1,954,825      2,250,395     36,933,083


NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, December 31, 2001   $27,459,531    $ 1,217,867    $ 2,078,928    $30,756,326



            See accompanying notes to financial statements.


                       CNF INC. EWW SAVINGS PLAN
              NOTES TO FINANCIAL STATEMENTS AND SCHEDULE



1.  Description of Plan

  The following description of the CNF Inc. EWW Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook or the Plan document for more complete information.

  General: The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Overall responsibility for administering the Plan rests with the CNF Inc. (formerly CNF Transportation and referred to as the Company or CNF) Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of the Company. The Committee reports directly to the Compensation Committee of the Company's Board of Directors. The Plan's trustee, T. Rowe Price Trust Company (the Trustee), is responsible for the management and control of the Plan's assets.

  Amendment: During 2000, the Company amended the CNF Transportation Thrift and Stock Plan (TASP) and the Plan. Effective September 19, 2000, the Emery Worldwide (EWW) pilots ceased participation in the TASP and their elective deferrals began being contributed to the Plan. Transfer of the EWW pilots' vested balance in the TASP was transferred to the Plan effective December 20, 2000. The unvested portion of each pilot's account will remain in the TASP until vested. Any balances remaining in the TASP until transferred to the Plan will continue to be invested as provided under the TASP. The EWW pilots' vested balances, which were reported as a receivable due from the TASP as of December 31, 2000, were transferred in 2001 from the TASP to the Plan.

  Eligibility: The Plan covers all eligible employees of the Company who are covered by a collective bargaining unit that specifically provides for participation in the Plan. Employees become eligible to participate in the Plan upon hire if they are regular full-time employees. Supplemental or part-time employees become eligible upon completion of 750 hours of service.

  Contributions: An eligible employee may elect to contribute from 1% to 18% of the employee's pretax compensation into the Plan. Employee contributions may not exceed limits established by Internal Revenue Service regulations. Each participating employee may direct contributions in any one or more of the twelve investment funds established under the Plan. The Company makes no matching contributions for participants of the Plan.

  The Plan allows for a supplemental employer contribution of up to 10 days of unused forfeited vacation and sick days for those participants whose collective bargaining agreements provide for such contributions.

  Participant Accounts: A separate account is maintained for each participant of the Plan. Each account is credited with the participant's and employer contributions and an allocation of the Plan's net earnings. The Plan's net earnings are allocated to the separate funds in each participant's account based upon the value of the individual's account fund balance in relation to the Plan's total fund balance.

  Vesting: Participants are fully vested at all times in all contributions made to the Plan plus net earnings thereon.

  Participant Loans: The Plan has a loan provision allowing participants access to funds on a tax-free basis. Each participant may borrow from a minimum of $1,000 up to a maximum of $50,000 from the participant's fund account, reduced by the excess of the participant's highest outstanding loan balance during the one-year period on the day before the loan is made over the participant's current outstanding loan balance on the date of the loan. Loans may not exceed 50% of a participant's vested account balance. The loans are secured by the vested balance in the participant's account. Loans must be repaid within 4 1/2 years and bear interest at a rate determined by the loan committee (the prime rate plus 1% in 2001). Loans outstanding at December 31, 2001 bear interest at rates ranging from 8.75% to 10.50%. Principal and interest are paid ratably through payroll deductions.

  Distribution to Participants: Employees become eligible for distribution upon termination of employment, disability, retirement or death.
Distributions are payable in the form of lump sum payments or in a series of substantially equal annual installments.

  Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Company shall direct the Trustee with respect to the distribution of accounts to or for the exclusive benefit of participants or their beneficiaries.


2.  Summary of Significant Accounting Policies

  Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

  Investment Valuation: The investments in the accompanying financial statements are stated at quoted market prices, which approximate fair value as of December 31, 2001 and 2000 except for participant loans outstanding that are valued at cost, which approximates fair value.

  Investments: The Plan invests in various investments. Investment securities are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts reported in the Statement of Net Assets Available for Plan Benefits.

  Income Recognition: Interest income is recorded as earned on the accrual basis.

  The difference in fair value from one period to the next is recognized and included in net realized and unrealized appreciation (depreciation) in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Plan Benefits. The net realized and unrealized appreciation (depreciation) in fair value of investments also includes realized gains and losses on investments sold during the year.

  Purchases and sales of investments are recorded on a trade date basis.

  The plan is charged a wrap fee for each investment transaction recorded in the Trust. Accordingly, these costs result in an overall reduction in the investment returns recorded by each underlying asset.

  Distribution to Participants: Benefit payments to participants are recorded upon distribution.

  Administrative Expenses: During 2001 and 2000, all administrative expenses of the Plan were paid by the Company.

  Reclassifications: Certain prior-year amounts have been reclassified to conform with the current-year presentation.

  Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.


3.  Investments

  The investment options available to participants were revised during 2000 to provide consistency with the investments held by the CNF Transportation Inc. TASP, another defined contribution plan administered by the Company. This revision was due to the amendment described in Note 1, which resulted in six additional investment options for participants of the Plan in 2000.

  During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:



   Shares in registered investment companies  $ (6,136,009)
   Common trust funds                             (530,573)
   CNF Common stock                               (820,955)
   CNF Preferred stock                              33,925
                                              $ (7,453,612)


4.  Income Tax Status

  The Internal Revenue Service has determined and informed the Company by a letter dated October 3, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.


5.  Related Party Transactions

  Certain Plan investments are shares in funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company (the Trustee) is the trustee as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest.

                                                                  SCHEDULE I

                       CNF INC. EWW SAVINGS PLAN
                            EIN 94-1444798
                             PLAN NO. 112
  SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                        AS OF DECEMBER 31, 2001
                               (Note 5)

 Identity
 of Issue     Description of Investment Including
Borrower,      Maturity Date, Rate of Interest,                  Current
  Lessor        Collateral, Par or Maturity Value     Cost         Value
or Similar
  Party

               Shares in registered investment
                   companies:

*T. Rowe Price   Growth Stock Fund (242,540.488
                    shares)                         $ 6,302,304   $ 5,864,629
*T. Rowe Price   Equity Income Fund (137,544.193
                    shares)                           3,355,913     3,252,920
*T. Rowe Price   Science and Technology Fund
                    (289,851.910 shares)              8,635,498     6,063,702
*T. Rowe Price   International Stock Fund
                    (130,178.700 shares)              1,748,296     1,430,664
*T. Rowe Price   Small-Cap Stock Fund (20,294.271
                    shares)                             468,270       514,257
*T. Rowe Price   PIMCO Total Return Fund
                    (69,584.698  shares)                741,088       727,856

               Common Trust Funds:

Morgan Stanley   Morgan Stanley Institutional
                    Fund Trust  Mid Cap Growth           19,176        17,487
                    Portfolio (1,017.275 shares)
*T. Rowe Price   Equity Index Trust (42,092.001       1,378,337     1,297,696
                    shares)
*T. Rowe Price   Bond Index Trust (7,656.890            135,844       141,499
                    shares)
*T. Rowe Price   U.S. Treasury Money Market Fund
                    (4,311,261.940 shares)            4,311,262     4,311,262
*T. Rowe Price   Retirement Strategy Trust -
                    Balanced  (56,027.265             1,205,645     1,176,012
                    shares)

*Plan            Participant Loans with interest from
participants        8.75% to 10.50% and maturity dates
                    from 2002 to 2006                       -       1,463,142

               Common Stock:
*CNF Inc.        Unrestricted CNF Common Stock
                    (35,125.111 shares)               1,007,545     1,178,447
*CNF Inc.        Restricted CNF Common Stock Fund
                    (36,300.045 shares)                 980,857     1,217,867

               Preferred Stock
*CNF Inc.        CNF Preferred Stock - Unallocated
                    (9,330.701 shares)                1,418,853     2,062,085

                  Total investments                               $30,719,525



*Represents a party-in-interest transaction as of December 31, 2001.

NOTE:  Cost is calculated using the historical rolling-average-cost method.


            See accompanying independent auditors' report.